

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 20, 2007

via U.S. mail and facsimile

Mr. Steven L. Fritze
Executive Vice President and Chief Financial Officer
Ecolab Inc.
370 Wabasha Street N.
St. Paul, MN 55102

> **RE:** **Ecolab Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for the Quarterly Period ended September 30, 2007**
> **Filed November 2, 2007**
> **File No. 001-09328**

Dear Mr. Fritze:

We have completed our review of these filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Tracey Houser, Staff Accountant, at (202) 551-3736, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief